EXHIBIT 99.1

Addex GABAB PAM Candidate Demonstrates Robust Anti-Tussive Activity in Non-Human Primate Chronic Cough Model

Ad Hoc Announcement Pursuant to Art. 53 LR

Geneva, Switzerland, April 21, 2026 - Addex Therapeutics (SIX: ADXN and Nasdaq: ADXN), a clinical-stage biopharmaceutical company focused on developing a portfolio of novel small molecule allosteric modulators for neurological disorders, announced today robust anti-tussive activity of its novel gamma-aminobutyric acid sub-type B receptor (GABAB) positive allosteric modulator (PAM) in a non-human primate (NHP) chronic cough model.

“These important data in non-human primates together with previously reported guinea pig data demonstrates the therapeutic potential of our highly selective, orally available GABAB PAM,” said Tim Dyer, CEO of Addex. “Chronic cough is a difficult to treat disease in need of novel therapeutics with the efficacy of baclofen, which is used off-label in these patients, but without the dose limiting side effects. Based on the data generated to date, we believe our GABAB PAM drug candidate has this therapeutic profile and the potential to be a once daily treatment for patients suffering from chronic cough.”

In the NHP model of chronic cough, the GABAB PAM drug candidate significantly reduced citric acid-induced cough frequency. In the same model, the antitussive efficacy of the GABAB PAM drug candidate was similar to that observed with baclofen.

As previously reported, in the citric acid induced guinea pig model of chronic cough, the GABAB PAM drug candidate significantly reduced cough frequency, increased cough latency and showed no signs of tolerance after sub-chronic treatment. In the same model, the antitussive efficacy of the GABAB PAM drug candidate appears to be superior to that observed with nalbuphine, baclofen, codeine or a P2X3 inhibitor. In addition, the GABAB PAM candidate demonstrated better tolerability and a wider therapeutic margin than that observed with nalbuphine, baclofen, or codeine, while being similar to that of a P2X3 inhibitor, based on the compound’s activity on respiratory rate.

About GABAB activation and chronic cough
The main inhibitory neurotransmitter GABA activates ionotropic (GABAA) and metabotropic (GABAB) types of receptors. GABAB receptors are widely expressed throughout the central and peripheral cough neural circuit as well as in the lungs and airways. Activating GABAB receptors to treat chronic cough has been clinically validated with baclofen, a selective GABAB agonist, that binds the receptor within the GABA binding, orthosteric site. Baclofen is used off-label to treat chronic cough patients, but its wider use is limited due to serious side effects including sedation, short half-life and gradual loss of efficacy during chronic treatment. Targeting an allosteric site of the receptor encompasses many advantages, including higher selectivity, better tolerability and lack of tolerance compared to an orthosteric compound.

About Addex Therapeutics

Addex Therapeutics is a clinical-stage biopharmaceutical company focused on developing a portfolio of novel small molecule allosteric modulators for neurological disorders. Addex’s lead drug candidate, dipraglurant (mGlu5 negative allosteric modulator or NAM), is under evaluation for future development in brain injury recovery, including post-stroke and traumatic brain injury recovery. Addex’s partner, Indivior, has selected a GABAB PAM drug candidate for development in substance use disorders and has successfully completed IND enabling studies. Addex is advancing an independent GABAB PAM program for chronic cough. Addex holds a 20% equity interest in a private spin out company, Neurosterix LLC, which is advancing a portfolio of allosteric modulator programs, including M4 PAM for schizophrenia, psychosis and mood-related disorders and mGlu7 NAM for mood disorders. In addition, Addex has invested in Stalicla, a private Swiss company pioneering a precision medicine approach for neurodevelopmental and neuropsychiatric disorders.

Addex shares are listed on the SIX Swiss Exchange and American Depositary Shares representing its shares are listed on the NASDAQ Capital Market, and trade under the ticker symbol “ADXN” on each exchange. For more information, visit www.addextherapeutics.com

Contacts:

Tim Dyer Chief Executive Officer Telephone: +41 22 884 15 55 PR@addextherapeutics.com	Mike Sinclair Partner, Halsin Partners +44 (0)7968 022075 msinclair@halsin.com

Addex Forward Looking Statements:

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including statements about the intended use of proceeds of the offering. The words “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “target” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this press release, are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this press release, including, without limitation, uncertainties related to market conditions. These and other risks and uncertainties are described in greater detail in the section entitled “Risk Factors” in Addex Therapeutics’ Annual Report on Form 20-F, prospectus and other filings that Addex Therapeutics may make with the SEC in the future. Any forward-looking statements contained in this press release represent Addex Therapeutics’ views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date. Addex Therapeutics explicitly disclaims any obligation to update any forward-looking statements.